

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via Email
Ralph Biggar
President
Venza Gold Corp.
Suite 950, 650 West Georgia Street,
Vancouver, BC Canada V6B 4N8

> **Re: Venza Gold Corp.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2012**
> **File No. 333-182059**

Dear Mr. Biggar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please revise the registration statement to include an explanatory note addressing the primary and secondary offerings and the extent to which they and the related prospectuses are different. For example, it is unclear if you plan to use alternate pages for the plan of distribution, use of proceeds, and so forth. Please revise accordingly.

3.   Please provide the information required by Items 202(a)(2), 505 and 506 of Regulation S-K.

4.   Please confirm that you have included all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Prospectus Cover Page

5.   We note that you are currently registering up to 1,500,000 common shares to be sold at a fixed price of $0.10 as well as 4,943,328 shares to be sold by selling shareholders at a price which will be determined by prevailing market or privately negotiated prices. We also note the statement "Not Applicable" regarding the price per share for the selling

shareholders. Please revise to include a price for the selling shareholder shares. Please revise to disclose the fixed price and indicate that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board. See Schedule A, paragraph 16 of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K.

6.   Also with respect to the offering price, we note the statement on page 13 that the company is offering "at a fixed price of $0.10 per share even if a public trading market" develops. Please revise here and where appropriate to address the extent to which company and selling shareholder prospectuses may be used to concurrently offer at different prices.

7.   Additionally, given the concurrent distributions of the same securities, please provide a detailed analysis of how you considered the application of Regulation M to your facts. We note, in this regard, the discussion in the fifth paragraph on page 14. We may have further comment.

8.   We note that a planned duration of nine months for the offering by selling security holders is disclosed on page 13 of the prospectus, under Plan of Distribution. Please revise the cover page to disclose the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

9.   Please revise the table on the cover page to include a row that reflects the minimum amount sold, and ensure that the narrative disclosure clarifies that there is no assurance you will sell any of the shares.

10.   We note your disclosure on page 14 that Mr. Biggar is deemed to be an underwriter with respect to the securities offered by the company and that the selling shareholders may be deemed to be underwriters with respect to the securities offered by them. Please add this information to your prospectus cover page. See Item 501(b)(8) of Regulation S-K.

11.   Please revise to address if and how Mr. Biggar will rely on 1934 Exchange Act Rule 3a4-1 in connection with the securities you are offering.

12.   Please state whether you have made any arrangements to place the proceeds of the offering in an escrow, trust, or similar account. See Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors, page 5

13.   Please add a risk factor which notes that you may have difficulty selling shares in your offering because your selling shareholders are also offering their shares to the public concurrently with your offering.

14.   We note that a significant portion of your assets as of April 30, 2012 consisted of notes receivable. Please add a risk factor that includes a discussion of the default risk on the

notes receivable, even though secured by a judgment against the debtor.

Use of Proceeds, page 10

15.   We note that your no-minimum offering is being conducted on a best-efforts basis. Therefore, please revise your use of proceeds to discuss your plans should you fail to raise substantially less than the maximum proceeds. Please provide the details of your planned use of proceeds if you sell 25%, 50% and 75% of your maximum. Your revisions should clarify the order in which you intend to use the proceeds of the offering. In addition please clarify how you will pay the offering expenses if should you fail to raise less than $36,073.84.

16.   We note your disclosure that a majority of the maximum proceeds from the sale of your shares will be used for general working capital. Please revise to provide more detailed disclosure of the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each purpose. Where you have no current, specific plan for the proceeds, or a significant portion thereof, you should so state and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Our Business, page 15

17.   We note that you were incorporated August 4, 2010 in the State of Nevada and you were then "continued into" the province of British Columbia. Please revise to briefly explain the process of being "continued into" BC.

Properties, page 18

18.   Please disclose whether your properties have been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your properties have not been examined, detailing the risks to your investors.

19.   Please disclose the information required under paragraph (b) of Industry Guide 7 for each of your properties, including the source of power and water for your properties and a description of any infrastructure located on your properties.

20.   Please disclose the specific permits required to explore or mine on your properties and the status of obtaining such permits.

21.   Please disclose any royalty obligations that are associated with your mineral claims.

22.   We note your disclosure of historical prospects and production within the vicinity of your OS Gold claim. Please provide references for this disclosure and comment on the limited likelihood that this information is representative of mineralization on you mineral claim.

23.	We note the historical work that has been performed on your Quad Gold Claim. Please disclose references for this information and discuss the extent in which this information may be relied upon; including a discussion of the quality control processes that were in place when the work was performed.

Financial Statements for the Fiscal Years Ended October 31, 2011 and October 31, 2010

Report of Independent Registered Public Accounting Firm

24.	Please advise your independent accountant to revise the opinion paragraph of their report to opine upon the statements of operations, stockholders' equity and cash flows for the cumulative period from August 4, 2010 (inception) to October 31, 2011, consistent with the scope paragraph of their report.

Note 2 – Summary of Significant Accounting Policies

Foreign Currency Translation and Transaction

25.	We note you disclose your functional currency is the Canadian dollar herein. Please reconcile this disclosure with your disclosure on page 33 that your functional and reporting currency is the United States dollar and modify your policy disclosures accordingly. Additionally, ensure all information in your financial statements reflects your reporting currency (e.g., Note 3).

Note 4 – Related Party Transactions

26.	We note you disclose management fees have been paid to your directors. Please expand your disclosure here and in your management's discussion and analysis to address the nature of the management fees and the services provided. Refer to FASB ASC 850-10-50-1b.

Interim Financial Statements for the Periods Ended April 30, 2012 and April 30, 2011

General

27.	To the extent our comments above on your annual financial statements are also applicable to your interim financial statements, please confirm you will revise your interim financial statements accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Plan of Operation, page 29

28.   We note your listed expenses which you anticipate you will incur over the next 6 months. Please provide greater detail in your plan of operations by also providing specific milestones which describe the expenses will be incurred in pursuit of those milestones over the next 3 months, 6 months, 9 months and 12 months. Your revisions should clarify the priority in which you will seek to accomplish each milestone.

29.   We note your disclosure on page 24 that you will be required to complete minimum exploration work on your Quad Gold Claim or pay a minimum fee of CDN $661.96 on or before April 5, 2013.   Please include this expense in your plan of operation for the next 12 months, or revise to clarify where the expense is included.

Liquidity and Capital Resources, page 31

30.   Please expand your disclosure to address the liquidity needs associated with executing your plan of operation and how those liquidity needs will be met. Please also address how your plan of operation and business will be impacted if your liquidity needs are not fully satisfied.

Directors, Executive Officers, Promoters and Control Persons, page 33

31.   For Messrs. Biggar and Diakow, please briefly discuss the specific experience, qualifications, attributes or skills which led to the conclusions that these individuals should serve as directors. See Item 401(e) of Regulation S-K.

32.   Please revise to clarify Mr. Diakow's principal occupations and employment for the last five years.

Executive Compensation, page 34

33.   We note your disclosure that Messrs. Biggar and Zyrianov were paid pursuant to consulting agreements for the periods listed in your table. Please expand your narrative to give additional details regarding these agreements including what services were provided in exchange for the compensation. In addition, we note your disclosure on page 17 that your executive officers are considered your employees. As such, please explain why the amount listed in the table should not be categorized as "salary."

34.   We note that you currently have no compensation agreements with Mr. Biggar. Please revise to disclose whether you have any employment agreements, written or otherwise, with your named executive officers.

Related Transactions, page 36

35.   Please revise this section to describe your consultancy agreements with Messrs. Biggar and Zyrianov or advise.

36.   We also note your August 26, 2010 sales of securities to Mr. Biggar and your April 13, 2012 sale of securities to Mr. Diakow as stock based compensation as disclosed on page 40. Please revise to list these transactions within this section.

Recent Sales of Unregistered Securities, page 40

37.   Please revise to provide the information required by Item 701(c) for the April 11, 2012 purchase of your securities by Mr. Diakow.

Undertakings, page 42

38.   Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibits

39.   We note counsel's reference in exhibit 5.1 to your "Certificate of Continuation." Please file this certificate with a pre-effective amendment or tell us why it should not be filed pursuant to Item 601(b)(3)(i) or (4) of Regulation S-K.

Exhibit 5.1

40.   We note that counsel has assumed that each of the statements made and certified in the Certificate provided by the company's president and CFO were true and correct when made. Please advise us of the information that is being certificated to in the referenced documents.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ralph Biggar
Venza Gold Corp.
July 9, 2012
Page 8

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director